EXHIBIT 2.1

AMENDMENT TO
PURCHASE AND ASSUMPTION AGREEMENT

This Amendment to purchase and assumption Agreement (this “Amendment”) is effective as of April 13, 2020 by and between MVB Bank, Inc., a West Virginia banking corporation (“Seller”), and Summit Community Bank, Inc., a West Virginia banking corporation (“Purchaser”). Capitalized terms used but not defined herein have the meanings set forth in the Purchase and Assumption Agreement, dated as of November 21, 2019, between Purchaser and Seller (the “Agreement”).
WHEREAS, Purchaser and Seller are parties to the Agreement, pursuant to which Purchaser will acquire certain bank branches and associated assets from Seller; and
WHEREAS, following the execution of the Agreement, Purchaser has agreed to acquire, and Seller has agreed to sell, all of Seller’s right, title and interest in and to that real property located at Shenandoah Office Park, 651 Foxcroft Avenue, Martinsburg, West Virginia (the “Foxcroft Real Estate”), which is the location of one of the branches being transferred to Purchaser pursuant to the Agreement; and
WHEREAS, pursuant to Section 12.9(b) thereof, the Agreement may only be amended with the mutual agreement of the parties, as set forth in a writing signed by the parties; and
WHEREAS, Purchaser and Seller desire to enter into this Amendment for the purpose of amending the Agreement in accordance with Section 12.9(b) thereof as provided herein;
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Seller hereby agree as follows:
1.Amendment. Exhibit 1.1(b)(ii) attached to the Agreement is hereby deleted in its entirety and replaced with the Exhibit 1.1(b)(ii) attached hereto.

2.Amendment. The reference to “April 24, 2019” in Section 3.1(b) of the Agreement is hereby deleted and replaced with “April 24, 2020”.

3.Amendment.  Subsection (i) of Section 3.5 of the Agreement is hereby deleted in its entirety and replaced with the following:

“(i)    [Intentionally deleted.]”
4.Amendment. Subsection (e) of Section 4.9 is hereby deleted in its entirety and replaced with the following:

“(e)    Purchaser and Seller agree that all amounts required to be remitted by either such party to the other party hereto pursuant to this Section shall be settled on a daily basis. Any amounts to be paid by Seller to Purchaser shall be netted daily against any amounts to be paid by Purchaser to Seller, such that only one amount, representing the net amount due, shall be transferred on a daily basis by the party with the higher amount of remittances for such day in immediately available funds. Seller shall provide Purchaser with a daily net settlement figure for all such transactions from the immediately preceding Business Day by noon, Eastern time, on each Business Day and the party obligated to remit any funds thereunder shall do so in immediately available funds by wire transfer by 4:00 p.m., Eastern time, on the same Business Day or by any other method of payment agreed upon by the parties; any such settlement shall be provisional pending receipt or review by the parties of the supporting documentation relating to such settlement; the next daily settlement to reflect any adjustments resulting from a parties receipt and examination of the supporting documentation. Activity that will be settled through this manner will include items drawn on a Deposit but presented to Seller for payment, ACH transactions, Direct Debit transactions, Returned Items and payments to Seller for Loans.”
5.Acknowledgement. Purchaser and Seller acknowledge and agree that (a) they have reached agreement on the Appraised Value of $1,000,000 for the Foxcroft Real Estate and that the provisions of Section 2.6 of the Agreement shall be deemed to have been satisfied with respect thereto; and (b) that, by amending Exhibit 1.1(b)(ii) as contemplated herein, the Foxcroft Real Estate will be included as Real Property in all instances where that term is used in the Agreement, effective as of the date of this Amendment.

6.Declaration Waiver. Seller shall exercise its reasonable best efforts to obtain a waiver from the board of directors of the Shenandoah Office Park Unit Owners Association, Inc. of the terms of Article VIII, Section K of the Amended and Restated Declaration of Condominium for Shenandoah Office Park, dated August 26, 2008, and recorded in the Office of the Clerk of the County Commission of Berkeley County, West Virginia in Deed Book No. 908, at Page No. 509 (the “Declaration”), including, but not limited to, any right of first refusal that runs to its benefit, with respect to the acquisition of the Foxcroft Real Estate contemplated by the Agreement, as modified by this Amendment.

7.Permitted Encumbrances. The definition of Permitted Encumbrances set forth in Section 1.1 of the Agreement is hereby amended to add a subsection (e) to the end of the definition as follows:

“, and (e) the Declaration.”
8.Agreement Affirmed. Except as expressly modified and superseded by this Amendment, all terms and provisions of the Agreement shall remain unchanged and in full force and effect without modification, and nothing herein shall operate as a waiver of any party’s rights, power or privileges under the Agreement. Notwithstanding anything to the contrary herein, this Amendment does not waive any breaches in the representations and warranties contained in the Agreement or in any document delivered pursuant hereto.

9.Successors and Assigns. This Amendment is binding on and inures to the benefit of the parties hereto and their respective successors and permitted assigns under the Agreement.

10.Severability. If any provision of this Amendment is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Amendment will remain in full force and effect. Any provision of this Amendment held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.Applicable Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of West Virginia, without regard to the conflicts of laws principles.

12.Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or electronically shall be deemed to be their original signatures for all purposes.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

MVB BANK, INC.

By: /s/ Donald T. Robinson
Name: Donald T. Robinson
Title: Chief Financial Officer

SUMMIT COMMUNITY BANK, INC.

By: /s/ Robert S. Tissue
Name: Robert S. Tissue
Title: Executive Vice President and Chief Financial Officer

EXHIBIT 1.1(b)(ii)
Real Properties

1.	The real property associated with the Inwood Branch.

2.	The real property associated with the Charles Town Branch.

3.
The real property associated with Seller’s branch located at Shenandoah Office Park, 651 Foxcroft Avenue, Martinsburg, West Virginia, including, but not limited to any rights contemplated in the Declaration.